Filed by Mobiv Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

(File No. 001-41464)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 30, 2023

MOBIV ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-41464	87-4345206
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204

Newark, Delaware 19711

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (302) 738-6680

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.000001 per share, and one warrant to acquire one share of Class A common stock	MOBVU	The Nasdaq Stock Market LLC
Class A common stock included as part of the Units	MOBV	The Nasdaq Stock Market LLC
Warrants included as part of the Units	MOBVW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01.	Other Events

On June 1, 2023, Mobiv Acquisition Corp, a Delaware corporation (the “Company”), notified Continental Stock Transfer & Trust Company, the trustee of the Company’s trust account (the “Trust Account”), that it was extending the time available to the Company to consummate its initial business combination from June 8, 2023, to July 8, 2023 (the “Extension”). The Extension is the second of up to nine (9) one-month extensions permitted under the Company’s governing documents.

Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation, on May 30, 2023, in connection with the Extension, the Company’s sponsor, Mobiv Pte. Ltd., deposited an aggregate of $333,166.50 (the “Extension Payment”) into the Trust Account, on behalf of the Company. This deposit was made in respect of a non-interest bearing loan to the Company (the “Loan”). If the Company completes an initial business combination by July 8, 2023, the outstanding principal amount of the Loan will be converted into shares of the Company’s Class A common stock. If the Company does not complete its initial business combination by July 8, 2023, the Company may only repay the Loan from funds held outside of the Trust Account.

On June 5, 2023, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K, announcing the Extension. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 5, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

By:	/s/ Peter Bilitsch
Name:	Peter Bilitsch
Title:	Chief Executive Officer

Date: June 5, 2023

Exhibit 99.1

Mobiv Acquisition Corp Announces Extension of Deadline to Complete Business Combination

DELAWARE, USA, June 5, 2023 — Mobiv Acquisition Corp (Nasdaq: MOBVU, MOBV, MOBVW) (the “Company”), a special purpose acquisition company, announced today that, on June 1, 2023, it notified the trustee of the Company’s trust account that it was extending the time available to the Company to consummate its previously announced business combination with SRIVARU Holding Ltd. (“SRIVARU”), a commercial-stage provider of premium electric motorcycles, from June 8, 2023 to July 8, 2023 (the “Extension”). The Extension is the second of up to nine one-month extensions permitted under the Company’s governing documents. In connection with such Extension, Mobiv Pte. Ltd. (the “Sponsor”) will deposit an aggregate of $333,166.50 into the Company’s trust account on or before June 8, 2023, on behalf of the Company.

Peter Bilitsch, CEO of Mobiv, stated, “We continue to progress our planned business combination with SRIVARU, one of the leading providers of premium electric motorcycles in India, which is the world’s largest and fastest-growing market for two-wheeled vehicles. Importantly, they continue to generate momentum in the local market with plans to expand internationally. In addition to their first-in-class technologies, they have built a scalable and capital-efficient business model, with low-cost manufacturing, assembly and distribution. In turn, they are able to offer these high quality e-motorbikes at attractive sales prices with high margins. We could not be more excited about the outlook for the SRIVARU business and potential to generate significant value for our shareholders.”

About Mobiv Acquisition Corp

Mobiv Acquisition Corp is a newly incorporated blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. Mobiv may pursue a business combination target in any industry or geographic region and will invest using the lens of the UN Sustainable Development Goals, which reflect social and environmental mega-trends that are re-shaping our world. https://mobiv.ac/.

About SRIVARU Holding Ltd.

SRIVARU is the parent company of SRIVARU Motor Private Ltd., a leading commercial-stage provider of premium e-motorbikes in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium electric two-wheeled vehicles (“E2W”) that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. Additional information about the company is available at: http://www.srivarumotors.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s search for an initial business combination. No assurance can be given as to the consummation of any business combination or the terms thereof. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com